Exhibit 99.5
Afternoon Earnings Call

INFOSYS LIMITED
AFTERNOON EARNINGS CALL
January 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

V. Balakrishnan
Member of the Board, Head-Infosys BPO, Finacle and India Business Unit

Swaminathan
Infosys BPO - Chief Executive Officer and Managing Director

B. G. Srinivas
Member of the Board, Head-Europe and Global Head-Financial Services & Insurance

C.N. Raghupathi
Head – India Business Unit

ANALYSTS

Mitali Ghosh
Bank of America

Shrivatsan Ramchandran
Spark Capital

Edward Caso
Wells Fargo

Viju George
JP Morgan

Pinku Pappan
Nomura

Bhavan Suri
William Blair

Pankaj Kapoor
Standard Chartered Securities

Diviya Nagarajan
UBS

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you, sir.

Sandeep Mahindroo

Thank you Marina. Hello everyone. A very Happy New Year to all of you and a very warm welcome to discuss Infosys’ financial results for the quarter ended December 31, 2012. I am Sandeep from the Investor Relations Team in New York. Joining us today on this Earnings Call is CEO & M.D. – S. D. Shibulal; CFO – Rajiv Bansal, along with other members of the senior management team. We will start the proceedings with some remarks on the performance of the company for the recently concluded quarter, followed by the outlook for the year ending March 31, 2013. Subsequently, we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to S. D. Shibulal.

S. D. Shibulal

Good afternoon everyone. First of all my best wishes to you at the start of this New Year. We have performed well in Q3. In dollar terms, our revenue grew sequentially by 6.3% including the Lodestone acquisition that was completed this quarter. Excluding the acquisition, our revenue grew by 4.2%. EPS for the quarter is $0.76 as against $0.75 last quarter. We are seeing stability in pricing. There continues to be quarterly movements due to changes in the business mix.

During the quarter, we completed the acquisition of Lodestone, aimed at increasing the momentum of our consulting services as well as strengthening our presence in Continental Europe. It contributed approximately $39 mn in Q3 revenue for November and December. Even though we are in the early stages of integration, it is on track and progressing well. We have already secured our first win pitching under the single umbrella of Lodestone and Infosys.

Our growth this quarter came despite the adverse impact of Super Storm Sandy on billable days, longer than normal furloughs in December and client specific ramp downs. But we worked very closely with our clients and with their business priorities through December to mitigate the impact of these events.

The overhang of uncertainty continues in the broader economic environment. US is working itself out of its fiscal cliff and the debt ceiling issues. European nations are continuing to battle their sovereign debt. Emerging markets are witnessing a slowdown of growth. In my conversation with global clients, it is very clear that they believe that while the worst is over, some of these events can impact their business prospects in a manner difficult to predict. Their inability in engaging the full impact of these events on their businesses is affecting their confidence to take spending decisions even though they have huge amount of cash reserves. This has resulted in longer conversion time for program wins into actual revenues. Early signals indicate flat to declining IT spends in the next year. We expect to have a better indication by the end of February.

Our growth in this quarter has been all-round. We have 8 large deal wins amounting to $731 mn in Business and IT operations. Our consulting revenue grew by 15% quarter on quarter. Our Products and Platforms revenue increased its Total Contract Value booked from $485 mn to $603 mn. The fundamentals of our business remained intact. We believe technology has surely taken centre stage in the business of our clients especially in difficult times like these. Today technology is at the heart of many of their business decisions whether in rationalizing their cost structures, increasing productivity, standardizing and simplification of processes, expanding into new markets or in launching new sales channels and most importantly remaining competitive. We continue to believe that our full suite of solution and service capability across transformation, operation and innovation will hold us in good stead in the long-term even as we continue to navigate short-term challenges due to uncertainty in the marketplace.

I will now give you some color on industry verticals. In Financial Services, our clients expect their business prospects to be muted at least for the next couple of years. This will lead to strong focus on managing costs, eliminating less profitable businesses, monetizing assets and vendor consolidation in IT and operations. The shrinkage being witnessed in the industry level is manifesting itself in declining budgets in 2013 for most of our large clients in this space. We expect some areas such as the customer-centric applications, risk management, regulatory changes to continue to see robust spending and we are focusing on capitalizing such opportunities.

In Retail and CPG, we continue to invest towards digitalization, efficiency enhancement, SAP rollouts, trade promotions and big data. There is also increased focus on vendor consolidation and move to a managed services model. We had good wins across the entire rooster in Q3, managed service deals, platform deals, transformational deals and proactive solutions. We see good market tractions for our platforms like BrandEdge, Compliance Edge and ProcureEdge in this vertical.

Coming to Manufacturing, clients are focusing on long-term savings as well as increasing the efficiency of their operations through data mining, analytics and business intelligence. We expect short-term growth to come from America as the US manufacturing sector has seen a resurgence driven by higher automation, falling energy prices and raising labor cost. Clients in Europe are discussing transformational engagements, though the financial troubles in the region are making them cautious in taking decisions. In APAC, we are seeing interest in platforms and solutions with lower capex. Within the manufacturing vertical in Q3 we had multiple wins across the gamut of transformation, operation and innovation.

In Energy, Utilities, Communication and Service Provider space, we have initiated new programs and ramped up engagements with clients and that were added in recent quarters. At industry levels we are seeing spend being driven by ERP-led transformation, technology and infrastructure modernization and Cloud in Enterprise. We are focusing on increasing our Wireless, Media, Entertainment and Cable business as the traditional wire line segment continues to see challenges.

Our Finacle business grew by 8.9%. Our BPO business grew by 13.6% sequentially. As you are aware, Finacle is a product business and is a representative of the non-effort based models that we are focusing on as part of our Infosys 3.0 strategy.

Our growth this quarter has been broad-based. We have added 53 new clients in Q3 (excluding Lodestone). We have won 8 deals in the business and IT operating space, 4 of this in US, 3 of this in Europe and 1 in India. These wins include new client engagements as well as renewals and expansion of existing programs. Our win rate in the large deal win segment accelerated in Q3, as clients leveraged our strong solutions and differentiated offerings.

In Products and Platforms space, our Total Contract Value increased from $485 mn at the end of Q2 to $603 mn at the end of the Q3. We have launched 20 Products and Platforms and sold them to over 70 unique clients so far. In Q3 itself, we had 14 new wins and 8 new clients.

We added 8400 employees at gross level and our attrition in absolute numbers have come down from Q2 to Q3. We have strengthened our engagement with employees, instituted offshore and onsite wage increases and are looking at 6000 to 9000 employee promotions in Q4.

Looking ahead, we are gaining confidence to the strong pipeline of large deals especially in application development, maintenance and infrastructure management space. Clients are embarking on restructuring their existing IT spends. The Continental Europe region presents a strong pipeline of large deals as they move towards a managed services model. We believe that our strong brand coupled with our strong execution engine enables us to remain competitive and will enable us to capitalize on these growth opportunities. We continue to remain focused on delivering strong results even in uncertain times.

At the same time, I want to point out that the world has not changed in the last 90 days. The environment continues to be volatile. Our clients operate in a volatile environment and that reduces their ability to take long-term investment decisions. It also occasionally creates ramp downs as well as slowness in ramping up closed opportunities. So we remain cautiously optimistic. We have not changed our guidance for the year, which is 5%, which had implied a growth rate of 3.7% in Q3 and Q4. We have done 4.2% in Q3 and that implies a growth rate of 2.7% in Q4. So as I said, we are cautiously optimistic.

Let me now hand it over to Rajiv for details of the financial performance. Once again let me take this opportunity to thank all of you for your support. Myself and Rajiv had the opportunity to meet many of you during the quarters before. We are always encouraged by the positive feedback which we receive from all of you in response to execution of our strategies. Thank you.

Rajiv Bansal

Good afternoon everyone. Q3 has been good for us. Just to give a color on the financial performance, I will give you the numbers in rupees. Revenues in rupees for Q3 is at Rs. 10,424 crores which means a growth of 5.7% including Lodestone and 3.6% without Lodestone sequentially. Our EPS is at Rs. 41.47 as against last quarter of Rs. 41.46. If you look in dollar terms, we have grown 6.3% this quarter including Lodestone and 4.2% without Lodestone. As Shibu said EPS has been $ 0.76 as against $ 0.75 last quarter. Our operating margins for the quarter were at 25.7% including Lodestone and at 26.1% excluding Lodestone. We did well this quarter despite the negative environmental headwinds and were able to maintain our operating margins despite the wage increase that we rolled out at offshore during Q3.

Our realization has gone up by 1.8% during the quarter primarily because of the change in business mix. Consulting and System Integration as a percentage of revenues have increased from 30% to 31.2% in Q3 (excluding Lodestone). We see pricing to be stable with quarterly movement depending on the business mix changes. Our volumes have increased by 1.5% during the quarter. Our utilization including trainees is at 67.1% and excluding trainees is at 70.6%. Our integration with Lodestone is going very well. As mentioned earlier, we expect this acquisition to be EPS accretive over the next 18 months. We will have an additional quarterly charge of approximately $8 mn on account of deferred compensation and amortization of intangible assets. As mentioned earlier, we plan to institute onsite wage increase of 2%-3% in Q4 as well as promote 6000 to 9000 people during the quarter. This will impact our operating margin by approximately 1% in Q4. In terms of exchange rate, average rupee has appreciated by half a percent over the last quarter which has impacted our margin negatively by 0.2%. We have assumed 54.50 as the exchange rate for the purpose of Q4. On hedging front we have hedges of $ 1.1 bn. We try to hedge our exposure for the next 2 quarters at any point of time. We believe currencies will remain volatile for sometime and rupee will be under pressure until the twin deficit issues of fiscal and current deficits are sorted out. We continue to generate strong cash from our operations. Our operating cash flow is 111% of our net profits.

Our DSO is at 62 days as against last quarter of 65 days. As Shibu said though Q3 has been good for us, challenges remain in terms of timely deal closures and ramp-ups. We typically have about 96% visibility at the beginning of the quarter and Q4 is traditionally a soft quarter because of less working days. We need a sequential growth of 2.8% to achieve our earlier guidance of 5%. The revised revenue guidance including Lodestone is now at 6.5% and our EPS guidance remains at $2.97. Though there are challenges, as Shibu said we remain cautiously optimistic about meeting our guidance.

With this I conclude the review of the results and I would like to open it for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. The first question is from Mitali Ghosh from Bank of America. Please go ahead.

Mitali Ghosh

Thanks and congratulations to the management team. Firstly just wanted to check that clearly the consulting business ended up doing better than what you were expecting sometime in early December and if you could take us through what are some of the trends there that drove this better than expected performance. Secondly, Finacle and BPO have been big swing factors both in the second quarter as well as the third quarter, in the downside last time and on the upside this time. What should we expect going forward here?

S. D. Shibulal

On Consulting and System Integration, if you remember we had said that we had 8 large deal wins last quarter. Usually in Consulting and System Integration, the numbers show up in a quarter’s time because this is discretionary spend and they start pretty soon. There is nothing like a knowledge transfer in a Consulting and System Integration work whereas in the Business and IT operation space, usually it takes 1 to 2 quarters. So the wins which we had last quarter, they did ramp up to revenues this quarter in Consulting and System Integration. Now the next question was about Finacle and BPO. Let me request Bala to give some color on Finacle and BPO.

V. Balakrishnan

Finacle is a discretionary business. In some quarters it could be down, in some quarters it could be up. Last quarter we had seen a decline, this quarter we have done well. We recovered some of it. When the world is so volatile, discretionary spending will also be volatile. Going forward it is very difficult to predict but if you take a medium-term trend, there is a lot of investment happening in this space and that could be a sweet spot for us.

Mitali Ghosh

Are there any markets for instance in Finacle which are perhaps doing better and also if you could comment on the business process outsourcing side which has also seen good growth this quarter and India as well of course has seen a very significant growth.

V. Balakrishnan

In Finacle, there are no large deals in the space. Most of the deals are very small. We are seeing good traction in Europe as well as in Asia Pacific, even Africa is coming to be a good market for Finacle. Going forward, more than the developed markets, the emerging markets like Africa, Asia could be a good growth driver for Finacle. Swami is here. I will ask him to talk about BPO as well as Raghu on India.

Swami Swaminathan

We continuously see good traction on the BPO business. This quarter on a sequential basis, we grew about 10% plus. We had 11 new client wins. Our focus on moving the service offerings from transactional to transformational and delivering business outcomes to clients is now understood by clients and therefore most of the clients today are reaching out to us. Historically where we have been providing 1 or 2 service offerings, the relationship is getting mined a lot more. We are also enabling clients to move into newer markets, we are enabling them to be more agile. We have clients from India who wanted to move into markets like Africa. We are now enabling that. Our global footprint has definitely got a lot more intensive. Today Infosys BPO has 19 centers, 6 in India, 13 outside of India. By the end of this quarter we believe that it will be 17 outside of India and 6 in India. Whether it be our ability to work with global clients across different verticals like banking and financial services, telecom, media, entertainment, retail manufacturing, over the last 8-9 years we have been able to establish that footprint effectively. We are able to provide very comprehensive services today - customer service side, finance and accounting, strategic sourcing, procurement, legal process outsourcing HR, analytics. So it is a very comprehensive relationship that we have been able to develop with clients. Several of our clients who started small with us in early days are now doing significant volume of work with us and we are also able to work with them across multiple geographical territories. Our focus is on ensuring that the value proposition is just not based on process excellence or process transformation but builds in the technology transformation and technology differentiation as well and that is precisely what seems to be working very well in our favor. The combined value proposition of consulting, IT and BPO coming together and being able to deliver that service globally is seeing good traction. I would think of a series of stuff that we have did over the last couple of quarters and years is standing us in good stead. We continue to remain bullish on our ability to work with far more clients globally. We also set up 4 geo-business units at the beginning of this year which is an Asia Pacific, India Business Unit, one in Latin America and one in Eastern Europe. Today it is not just about selling or offering value propositions or solutions to clients in the US and Europe, we have started to do that to institutions and corporations in emerging economies as well. So a lot of intellectual capabilities that we have been able to build whether it is in terms of service offerings, best practices, benchmarks, we are able to take it to clients globally. In some sense geographical footprint has expended, opportunities have expanded, markets have expanded. We believe that we are in a good place to sort of leverage all of that going forward. Thank you.

Mitali Ghosh

So basically you do expect BPO momentum to sustain?

Swami Swaminathan

Absolutely yes.

Mitali Ghosh

And just quickly if I may the last question really is to Rajiv that in early December you were kind of concerned about being able to achieve the full year guidance and since then what really surprised was for instance Finacle which tends to be lumpy or is there something to take away in this outperformance in consulting and really the question is more to understand whether we should assume that there is a pick up in discretionary kind of spend given that also you had a lot of smaller client wins this quarter which have been a phenomenal number. So just trying to understand that really.

Rajiv Bansal

Let me try putting it from the time when we gave our guidance in October. See when we gave our guidance in October, we gave the guidance for the year. We did not break it up by Q3 and Q4. It implied a growth of 3.7% sequentially in Q3 and Q4 but Q4 is traditionally a very soft quarter with less working days because of February being a 28-day month. So we had factored in a higher growth in Q3 and a slightly lower growth in Q4. We had also factored in a flat realization when we gave our guidance and if you look at what happened within 2-3 weeks of our giving guidance is that we were hit with Super Storm Sandy where people were completely disrupted for almost 10 to 12 days. We had no clue about how much of the billability is getting impacted and that was followed by longer than expected furloughs. We started getting mails from the clients about furloughs and the shutdowns they are expecting which were much larger than what we had expected in the beginning of October. We also had some client specific shutdowns where they actually put on stop every work unless a project is considered ‘critical’ and it goes through multiple levels of approval. If you put all this stuff together, towards the end of November there was a feeling that there are challenges in terms of the guidance that we have given. However we also said that there are 4 more months in the year and in case deal closures happen and we will work with the clients to ensure deal closures happen on time to mitigate some of this stuff. What we actually said that time was that there are challenges and we still say there are challenges. We are not saying that the worst is behind us. We still have about 96% visibility into our next quarter revenues. We still have to close a couple of deals, convert them into revenues and deliver on them. So the challenges remain. The last quarter has been good because finally we got 1.8% increase in pricing primarily because of Consulting and System Integration going up. However if you break up the numbers further, our services growth has been 3.3% last quarter, Finacle grew by almost 9% and BPO grew by almost 13.6% and a volume increase had been about 1.5%. So in that sense if you look at it, the challenges remain because the volume growth is 1.5%, pricing helped us by 1.8%, Finacle and BPO grew much faster than the company average. So there are challenges. As we go into Q4 the challenges remain. We still have a lot of deals to close, ramp ups to be done, staffing to be done and any delay in any of these deal closures could move the revenues between quarters. If a particular deal closure which I am expecting by 1st March gets delayed by two weeks, it impacts the quarterly revenue. It may not impact the revenue on a longer term or over the project duration but it becomes a very quarterly specific issue because revenue gets moved from quarter to quarter. So in that sense we still have gaps, we still have to work on our deal closures but we are cautiously optimistic about meeting this number.

Mitali Ghosh

Sure thanks. That is good to hear. So basically you are saying that you did see may be some faster ramp up or deal closures even in December and therefore just to follow up on that does it mean that at the margin perhaps the environment is looking slightly better in terms of discretionary spend and I will stand back for the questions after this.

Rajiv Bansal

In terms of deal closures, we announced 8 large deals during the quarter, so this quarter has been very good in terms of deal closures. But what helped us this quarter was our sales and delivery folks working with the client, we got most of our projects classified as ‘critical’ projects which helped us in mitigating the impact of client shutdown that we are talking about. We could work with the clients and reduce the impact of the furloughs. I think in addition to the deal closures this quarter what helped us was working very closely with the clients through our relationships and mitigating the impact of some of the stuff that we saw towards the end of November and beginning of December. In terms of margin and realization, realization is result of the business mix that we see. The business mix is very difficult to predict on a quarter to quarter basis. You do not even realize the change which is happening in business mix in the middle of the quarter because it all depends on the project starts and project closures and we have roughly about 10,000 projects running at any point of time. So it is very difficult to calculate and predict the RP (Revenue Productivity) change because of the business mix on a sequential basis every time. We expect pricing to be stable though could be ups and downs on a quarterly basis based on the business mix changes. However on a longer term, pricing is expected to be stable. On the margin front, as we go into the next year our utilization is still very low. It is still running at about 71%. So we have a huge lever available to us in terms of the utilization from next year. However there is a lot of uncertainty in the environment. Growth is the answer to everything. If we see good growth next year where we can burn our bench, then I think we should be good.

S. D. Shibulal

Actually I wanted to add something to that. As I said in my own opening remarks, the world has not changed in the last 90 days. It continues to be volatile. There are various volatilities in various parts of the world and various parts of the industriy. Whatever we have done over the last 2-3 quarters did come together in Q3 and we grew but we remain quite cautiously optimistic at this point in time.

Moderator

The next question is from Srivatsan Ramchandran from Spark Capital. Please go ahead.

Srivatsan Ramchandran

Hi, just wanted to get a little bit more detail on pricing. You said pricing increased about 1.8%. At least from the numbers it appears that there has been a decent uptick on the offshore also. We can understand the onsite shift mainly because of Lodestone mix. But any specific reasons for such a large bump up on the offshore side?

Rajiv Bansal

As I said, tracking quarterly movements in pricing and that too splitting it by onsite and offshore is very difficult because it depends on almost 10,000 projects moving at difference pace, staffing, project closures and project starts. I think it is very difficult to analyze pricing on a quarterly basis between onsite-offshore on a sequential basis, I think pricing has to be looked at more from a long-term perspective. When we talk about pricing we are not talking about rate increases or rate cuts, what we are primarily talking about is the impact of business mix change on the realized rate per employee. I think realized rate is dependent on how each of the projects is moving, at which pace they are moving.

Shrivatsan Ramchandran

I just also wanted to get some comment on the smart uptick we saw on the Financial Services business. Any specific offerings or pockets in the Financial Services that is showing this kind of strength?

B. G. Srinivas

The Financial Services sector by and large continues to face challenges as a sector. But we had a good quarter, no doubt. There has been some build-up of revenues from the previous quarter in terms of revenue ramp-ups within our existing client accounts and programs. We also added about 20 clients excluding Lodestone during the quarter. We also had some sizeable deal wins-2 in the US, 1 in Australia, 2 in Europe which has aided this growth rate. We also had surprising furloughs in 2 client accounts which was not planned in the beginning of the quarter which took us by surprise. But during the mid of the quarter, we realized was not as impactful because the clients really went through a critical risk assessment and there was some slowdown in the rate at which the furloughs were deployed which overall has resulted into a growth momentum for the quarter. But overall the cost cutting measures that the clients have adopted will continue. The sector continues to face significant cost pressures for the medium-term and we are not ruling out challenges in the sector per se. But in the current context, as we see the client challenges we are becoming very proactive in taking new ideas to our clients and helping them mitigate the challenges they are facing both in terms of cost cutting and also areas which they are investing which are primarily on their client-centric applications which help them improve their clients services as well as ability to cross-sell their products and services, as well as the areas which currently the banks, capital markets and insurance industry is facing with respect to investments in risk and compliance.

Moderator

Thank you. The next question is from Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I noticed your tax rate was a little lower this quarter, I assume it was a mix issue. Could you help us out with the expectation now for what fiscal year 2013 tax rate will be versus what the old assumption was?

Rajiv Bansal

Effective tax rate would continue to be in the range of 27%-28% going forward. It could change on a quarter-to-quarter basis, depending on tax reversals in different jurisdictions that we operate in. Last quarter, we had a huge forex gain on which there are no tax benefits that we get. That is taxed at the full tax rate. The tax rate could vary based on the capitalization and based on movement in deferred tax adjustments. So I think we expect the effective tax rate to continue in the range of 27%-28% going forward.

Edward Caso

I guess I had written down last quarter that the guidance was 28%-29%. Help me with the math here a little bit, the guidance for revenue this quarter in dollars versus last quarter, it looks like the only difference is Lodestone. Is that accurate for the full year revenue guidance?

Rajiv Bansal

That is accurate. We have kept our guidance as 5%. Lodestone is adding about $104 mn to the annual numbers.

Edward Caso

With the tax rate being a little bit lower, and the EPS number being the same, does that imply you sort of lowered your operating margin guidance a little bit or are there some other offset?

Rajiv Bansal

If you look at the Q3 operating margin, we have been able to maintain the operating margins. Last quarter operating margin was 26.3% and this quarter it is 26.1% excluding Lodestone. Decline of 0.2% is primarily because of 0.5% appreciation in Rupee that happened this quarter. Next quarter as we institute our wage increases for onsite folks and take an additional charge of 8 mn because of Lodestone because of deferred compensation, amortization of tangibles, we are expecting a drop in operating margin by about 1% (excluding Lodestone) in the next quarter and that is the reason why the EPS has been kept same.

Moderator

The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

I had a question on pricing. You did indicate that pricing came a little bit better than expected but it is something that you cannot anticipate correctly. Why is it that so? If you felt that the volume growth is not going to be shaping up as expected and you communicate that to street, is it difficult for you to get a sense of how realization moves as well?

S. D. Shibulal

When we say pricing increase we are talking about realized rates for billed employees during the quarter. During the quarter the realized rates for billed employees went up by 1.8%. What happened at the beginning of the quarter is we had assumed flat pricing because we do not know which deals are going to ramp up in which manner during the quarter. You have a number of deals which are in flight and you are trying to predict which deals are going to ramp up by how much during the quarter, that is not possible. If you look at this quarter our business transformational deals ramped up faster than our regular deals. The business transformation deals are of high revenue productivity. So our realized revenue per employee overall went up by 1.8%.

Viju George

Was there any one-time revenue writeback or something like that at the top line that may have helped the quarter?

S. D. Shibulal

There is no one-time in this quarter.

Moderator

The next question is from Pinku Pappan from Nomura. Please go ahead.

Pinku Pappan

Can you help us understand the revenue momentum that you are seeing in India? How sustainable that is going forward?

C.N. Raghupathi

We have won 2 large deals as you possibly know. One is the MCA and second is the India Post. Apart from that, we have been trying new models. For example, the Airtel Money is one of our platform-based model. We are also looking at smart grid on a cloud where we are going to deploy this in Jalgaon along with Crompton Greaves for the franchisee for Jalgaon. Combination of all these models including ‘Build-Own-Operate’ model for the income tax is what we think will drive our revenues. So basically, 3 models. One is fixed price system integration which is the huge large deals like India Post and the MCA. The second is the Build-Own-Operate’ models that we do for the income tax CPC and the income tax TDS. The third is the model that we are doing for the platform for Airtel and Crompton Greaves. A fourth model which has just started and we have just won one big deal is total IT outsourcing for companies. In fact, we have just signed up with one of the large Indian players that has bought a portion of one of the largest American Corporations and we are helping them to insource their IT from there and maintain that and upgrade it. I think these 4 would be the revenue models and we find that a combination of all these 4 revenue models is likely to keep us steady on our target in the long-term.

Pinku Pappan

My second question is on your margins. It is bit surprising to see why margins are down despite a good healthy increase in your realization I know there is a 0.2 bps dip due to rupee appreciation, but were there any other factors why perhaps your margin should have gone up better this quarter than what it just been?

Rajiv Bansal

Why margin has remained flat? If you ask me the question, primarily the rupee appreciation had an impact of 0.2%, so that showed up on the margin. Pricing increase of 1.8% is a big factor in the quarter for our margins to remain flat since it offset the whole impact of compensation increase that we saw during the quarter. I think we went aggressive on our cost. Overall if you look at it, we have run this very effectively, we have managed our costs very effectively in spite of wage increases, in spite of Lodestone charge, we took a $ 5 mn Lodestone charge this quarter for 2 months. We have been able to manage our costs very well and maintain our margins in this tough environment.

Pinku Pappan

Lastly, you mentioned that your deal win rates accelerated during the quarter and also even the order book to revenue conversion also was kind of faster than what you expected. Do you not see this as a change in the environment and why do you think that this is not going to be sustainable going forward? In your commentary you keep saying that you are cautiously optimistic. My question is, is this not a definite change for you to be in turn more optimistic?

S. D. Shibulal

We are always aspirational about growth and deal wins. That is what we are doing, that is what we work for, and that is what we focus on. At the same time there are implications of the environment on your ability to do them. For example, we are now entering into a period where there are no budgets which will not get closed until February. That means decisions are going to be again delayed because the clients will wait for the budgets to be closed. We also believe that this year the budgets will be flat or marginally down but more importantly, even if the budgets are closed, they will be revisited, scrutinized on a quarter-to-quarter basis. In an environment where there is no stability, long-term decisions are always impacted. We do have a dependence on a large portion of our revenue coming from discretionary spend. If you look at this quarter it is 32.6% which is dependent on discretionary spend. If you go sector-by-sector each of the sectors have their own challenges. In that environment while we had performed well in this quarter, to convert that into a completely secular trend will be being overly optimistic. That is why we remain cautiously optimistic. We believe that there are still challenges. If you look at this quarter’s numbers again, Rajiv pointed out volume growth has been 1.5%, realization growth has been 1.8%. In this environment to get continued pricing growth is going to be pretty challenging which means the volume growth has to be more than 1.5% going forward. So it is very appropriate that we remain cautious.

Pinku Pappan

You mentioned vendor consolidation happening in a couple of verticals, especially Financial Services and Retail. Is this any different from what has already been happening in the previous years and do you expect a significant gain from this kind of consolidation in the coming year 2013?

S. D. Shibulal

Vendor consolidation is one aspect but moving towards managed services is a different aspect. When you talk about vendor consolidation you are reducing the number of vendors from 5 to 3 but when you are talking about managed services, that is a completely different way of dealing with your partners. You are no more a vendor, you are a strong partner for them, you are delivering based on SLA not based on effort and your solution has to have an intellectual property component to it, that is a clear differentiator. I would tend to believe that that phenomena is being driven by us at least in our clients or even as a new phenomena because we are going to our clients and telling them “look the next evolution of this model is to be in managed services” where you are managing outcomes rather than inputs. In an effort-based model or a fixed price model you are managing inputs whereas here you are managing outcomes with your partners. We are definitely encouraging our clients to take that path and we are seeing traction in moving towards managed services

Moderator

The next question is from Bhavan Suri from William Blair & Company. Please go ahead.

Bhavan Suri

I just wanted to go through a couple of things that do not seem to jive here. You commented sort of about the weakness in discretionary spend and decision-making and yet the most discretionary part of your business consulting did well, help me reconcile that a bit?

S. D. Shibulal

If you remember our commentary last quarter, we had said that we had 8 transformational wins last quarter and they did ramp up in Q3. Usually on a discretionary spend, in those kinds of deals the ramp-up time is about a quarter to two whereas in large BITS deal, it is actually closer to 2 to 3 rather than 1 to 2. While we have seen ramp-up challenges in the past, this quarter we had ramp up of the discretionary wins we had in the last 2-3 quarters. If you look at this quarter wins, this quarter we have predominantly talked about Business and IT operations wins. So 2 quarters down the line if you see our Business and IT operations space going up that will be a result of this quarter wins.

Bhavan Suri

Shibu, one of the challenges I have is that in early December commented that some of the transformational wins were not ramping as fast and then they suddenly ramped as fast. I am just trying to sort of get a sense of how that commentary fits with obviously the fact that these deals did ramp within a quarter?

S. D. Shibulal

So out of the 8 deals many of them ramped during the quarter. The environment still continues to be challenging. These 8 deals were not the only deals we won in Q2. There are delays we are still seeing in certain ramps but because we work very closely and our focus is always to try and ramp, take the deals to fruition and to execution mode. In this quarter, the Consulting and System Integration deals, many of them which we won in the last quarter did ramp up suddenly this quarter.

Bhavan Suri

So if you were to look at Consulting as a percentage of revenue, it jumped from 30% to 33%. Do you think that stays at 33% or do you think that accelerates further?

S. D. Shibulal

Actually, please remember that 30% to 32% has a part of it coming from Lodestone, $39 mn in Q3 came from Lodestone. The Consulting and System Integration revenue without Lodestone grew by 8%. Our long-term objective is to create a balanced portfolio. At this point in time, our focus on acquisition is in other parts of the business. If we don’t do acquisitions, it will stabilize within a narrow range. These things are not secular in nature that is the point I am trying to make. So our direction is definitely to increase Consulting and System Integration revenue, there is no doubt. But if you look at this quarter, when we have booked over $700 mn of revenue which is in Business and IT Operations, 2 quarters down the line when these revenue ramp up, the percentage could shift back by 0.5%-1% in a quarter. We will grow all our service lines, we will continue to grow our core services, which is infrastructure, application development and maintenance, independent validation we will continue to grow. Consulting and System Integration will also grow. There will be quarterly differences which you cannot really even predict. But if you do an acquisition that will completely change the equation immediately. So next year if you look at it the remaining revenue from Lodestone also will get added.

Bhavan Suri

Then just a quick question on Lodestone before I go into margins. Is it okay to assume that Lodestone continues to deliver twentyish million a month and is there some growth to that that we should expect for next year?

S. D. Shibulal

We are definitely expecting growth in all parts of our business as much as in Lodestone. But they operate in Continental Europe which is going through some challenges. The important thing is for us to watch out for the synergies. This is really giving us strength in the Continental Europe. The important thing is for us to watch out for synergies. If fact we have already got one win from that synergy putting Lodestone and Infosys together in Q3. Not only in Lodestone, overall Continental Europe growth should also benefit from the Lodestone acquisition.

Bhavan Suri

Rajiv, on margin, you had volume growth that was 1.5% and that was including Lodestone. You had a pretty significant realization benefit so the mix shift helped the pricing effectively, utilization was flat. So I am trying to understand why gross margin was down 100 basis points?

Rajiv Bansal

If you look at it, what we have reported is volume growth of 1.5% which is excluding Lodestone and per capita change of 1.8% was excluding Lodestone. The reason why gross margins are down when you consolidate is that Lodestone revenue comes at a very low gross margin. Second factor is that we instituted offshore wage hikes this time and that impacted our operating margin by about 1%. Lodestone’s deferred compensation and the amortization of tangibles, the charge that we have taken this quarter is about $5 mn, some of it is in the cost of revenue. So your gross margin gets impacted because of a number of reasons. During the quarter we have done a lot of cost cutting, we have gone very aggressive on our cost drives, which has helped us keep the operating margin same in spite of all these impacts.

Bhavan Suri

I am more focused on gross margin but does not the realization benefit of 1.8% more than offset the currency benefit and the wage increase by my math.

Rajiv Bansal

No. If you look at our utilization during the quarter has been down by about 1% because we have added about 8,000 people this quarter also. So I think utilization also impact the gross margin in a big way.

Bhavan Suri

Utilization was flat though?

Rajiv Bansal

It is down 1% from last quarter.

Moderator

Thank you. The next question is from Pankaj Kapoor from Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

How many days for which the Lodestone numbers were integrated for this quarter?

Rajiv Bansal

It is roughly about 2 months.

Pankaj Kapoor

If I look at the integration date from 22nd October, it works out to be roughly around $50 mn of quarterly revenues, which we are now expecting to be at around $ 65 mn for the next quarter. Our guidance is building in about $ 104 mn of revenues from Lodestone. So I am just trying to reconcile this math that why this sharp jump in Lodestone numbers next quarter?

Rajiv Bansal

Revenues for this quarter that we have factored in our actuals is $ 39 mn. We have done a financial consolidation from 1st of November. So it is 2 months of revenue built in and if you extrapolate that it comes to roughly about $ 60 mn. You have to understand that in Europe especially in the Consulting field, December is a very soft month and in December, there are a lot of clients on holidays and not much of business consulting takes place. So we had a very soft December quarter, but if you normalize based on normal run rate, the numbers are factoring in a growth of roughly about 3%-4% quarter-on-quarter.

Pankaj Kapoor

In the deal wins that we had in this quarter, the 8 deal wins that we have announced, are their transformational deals if you can give some sense of that?

B. G. Srinivas

The large deals which we have said are mostly outsourcing deals. We also had about transformational wins (not large deals though).

Pankaj Kapoor

So is it fair to assume that in a normal case of these deal wins ramping up again, we can have some tailwinds on the reported pricing because of the portfolio?

B. G. Srinivas

Partly yes. If you look at as compared to transformational wins, the outsourcing deals also will have a transition period and during that period the revenue uptick will be limited.

Moderator

Thank you. The next question is from Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Quite a few of my questions have been answered. But just rolling forward with the rest of 2013, you spoke about certain investments that you had put in at the beginning of the year which has impacted your margins. When do you expect these investments to taper off and start bearing fruit, if I may ask?

S. D. Shibulal

We are going through a transformation. There is no doubt. We have created a new strategic direction, we have taken a very bold decision to change our portfolio mix, we are moving into Products and Platforms space which requires much more investments compared with some traditional services space. The investment what we are doing are of rolling nature, it will continue for a few more quarters. The results are also starting to show up very slowly though, that is bound to happen in these kinds of transformation. When you talk about TCV wins in Products and Platforms, when you talk about other wins, those are the results. I think these investments will continue for a few more quarters.

Diviya Nagarajan

You also spoke about having seen a pickup in say deal closure and activities which helped you overcome the negatives which you saw in the first 2 months of the quarter. Have you so far seen any reason to kind of see any change in that directional trend that you saw in the last 1 month of the quarter?

S. D. Shibulal

It is very important to remember. What we saw was not deal wins, it was actually ramp ups. What helped us this quarter was ramp-ups of the transformational and consulting and even BITS, but primarily ramp-ups of some of the consulting wins we had in the previous quarters. We had wins this quarter, they will ramp up in a couple of quarters unless we see some unforeseen things. The problem with this volatile environment that we have seen multiple times in the past, the ramp ups do not happen in the normal curve. There is a normal curve for ramp up. In the first quarter we will get something, second quarter, we will get something more. We have seen many situations where that has not happened because of the environment. That is why we remain very cautious in this situation.

Diviya Nagarajan

But, you have not seen anything so far that has suggested a reversal in the trend that you saw in December?

S. D. Shibulal

We have not seen anything so far which will reverse the current ramp-ups that we have seen but we still have to remain quite cautious.

Moderator

Thank you. Ladies and gentlemen, due to time constraint that was the last question. I now hand the conference back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again over the next few months. Thanks and have a good day.

Moderator

Thank you members of the management team. Ladies and gentlemen, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.